VIST Financial Corp.

1240 Broadcasting Road
Wyomissing, Pennsylvania  19610

February 8, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Michael Clampitt
Erin Purnell

Re:	VIST Financial Corp.
Registration Statement on Form S-1 (File No. 333-175686)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, VIST Financial Corp. (the “Company”) hereby makes application to the Securities and Exchange Commission (the “Commission”) for withdrawal of the Company’s Registration Statement (File No. 333-175686) on Form S-1 filed with the Commission on July 21, 2011, together with all exhibits thereto (together, the “Registration Statement”).  The Company is making application for withdrawal of the Registration Statement in light of the pending acquisition of the Company, as announced in the Company’s Current Report on Form 8-K filed on January 27, 2012.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.  Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.  Please provide a fax copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Stevens & Lee P.C. at (610) 988-0815, Attention:  David W. Swartz.

If you have any questions regarding this request, please contact David W. Swartz of Stevens & Lee, P.C.at (610) 478-2184.

Sincerely,

VIST Financial Corp.

By:	/s/ Edward C. Barrett
Name:	Edward C. Barrett
Title:	Executive Vice President and Chief Financial Officer

cc:  David W. Swartz